ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Financial Statements and Supplementary Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44516

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oriental Financial Services Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Professional Office Park V1 997 San Roberto Street 9th Floor
(No. and Street)

San Juan	Puerto Rico	00926
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenda Liz Munoz 787-281-5024
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

250 Munoz Rivera Avenue	Suite 1100 San Juan	Puerto Rico	00918
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Glenda Liz Munoz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oriental Financial Services Corp, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit Number 94
Sworn and subscribed before me by glenda Liz Munoz, of legal age, single in her capacity as Operations Manager of Oriental Financial Services Corp and resident of Guaynabo, PR, whom I personally know.
In San Juan, PR this March 6, 2018

Notary Public

Signature

Operations Manager
Title

Pedro A. Hernández Freire
Abogado - Notario

RECIBO

Sello

SA15005-17 9397 03/05/2018 $5.00
Sello de Asistencia Legal
80195-2018-0305-42575049

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Oriental Financial Services Corp.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oriental Financial Services Corp. (the Company) as of December 31, 2017, the related statements of income, changes in subordinated borrowings, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented

KPMG

in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2005.

San Juan, Puerto Rico
February 28, 2018

License No. 21
Expires December 1, 2019


E304062

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	189,316
Deposit with clearing organization		150,000
Money market with clearing organization		6,870,801
Trading securities owned – at fair value		191,375
Receivables from broker-dealers and others		769,584
Deferred tax asset, net		2,482,688
Due from affiliates (note 8)		191,302
Property and equipment, net		119,750
Prepaid expenses and other assets		524,554
Total assets	$	11,489,370
Liabilities		
Accounts payable and accrued expenses (note 10)	$	4,679,368
Total liabilities		4,679,368
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares.		1,000
Additional paid-in capital		9,088,880
Accumulated deficit		(2,279,878)
Total stockholder's equity		6,810,002
Total liabilities and stockholder's equity	$	11,489,370

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES, CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Income

Year ended December 31, 2017

Revenue:		
Commissions	$	1,519,765
Trading (losses), net		(150,437)
Revenue from sale of investment company shares		1,696,179
Investment management fees		3,119,899
Other income		1,198,283
Total revenue		7,383,689
Expenses:		
Employee compensation and benefits (note 8)		3,328,365
Management and service fees (note 8)		778,956
Clearing broker fees		377,560
Claims and settlements		1,271,110
Occupancy and equipment (note 8)		362,236
Wrap fees		357,324
Professional services		463,785
Advertising and promotion		6,031
Taxes, other than payroll and income taxes		148,672
Communications		38,718
Other		186,428
Total expenses		7,319,185
Income before income tax		64,504
Income tax expense		19,732
Net income	$	44,772

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES, CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Changes in Subordinated Borrowings

Year ended December 31, 2017

Subordinated borrowings at December 31, 2016	$ -
Increases:	
Issuance of subordinated borrowings	-
Decreases:	
Repayment of subordinated borrowings	-
Subordinated borrowings at December 31, 2017	$ -

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

Common stock:	
Balance at beginning and end of year	$ 1,000
Additional paid-in capital:	
Balance at beginning of year	9,041,213
Group allocation of equity-based compensation	47,667
Balance at end of year	9,088,880
Accumulated deficit:	
Balance at beginning of year	(2,324,650)
Net income	44,772
Balance at end of year	(2,279,878)
Total stockholder's equity	$ 6,810,002

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	44,772
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(41,970)
Stock-based compensation		47,667
Depreciation		35,975
Bad debt recovery		(93,789)
Changes in operating assets and liabilities:		
Money market with clearing organization		(1,414,922)
Receivables from broker-dealers and others		928,951
Securities owned, at fair value – net		155,232
Prepaid expenses and other assets		298,707
Due from affiliates		(34,366)
Accounts payable and accrued expenses		83,059
Net cash provided by operating activities		9,316
Net decrease in cash and cash equivalents		9,316
Cash and cash equivalents – beginning of year		180,000
Cash and cash equivalents – end of year	$	189,316
Supplemental disclosures of cash flow information:		
Income taxes paid	$	30,000

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Oriental Financial Services Corp. (the Company) is a wholly owned subsidiary of OFG Bancorp (OFG) and is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, it is exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to Provision K(2)(ii) of such rule.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). The following is a summary of the Company's most significant accounting policies:

(a) Basis of Presentation

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the SEC, and FINRA.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of deferred tax assets, receivables from broker-dealers and others, securities owned and accruals for claims and settlements.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are carried at fair value and the changes in fair value are included in determination of income (loss) for the reporting period.

(d) Revenue Recognition

Commissions, revenue from sale of investment company shares, and commissions related clearing broker expenses and investment management fees are recorded on a trade-date basis or as earned. Income includes revenue from transactions related to mutual fund instruments. These are fees collected from mutual funds related to support fees or revenue sharing, as well as trailer fees (also known as 12-b1 fees).

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Other income and expenses are accounted for on the accrual basis. Dividend and interest income are recognized on ex-dividend date on accrual basis.

(e) ***Property and Equipment***

Property and equipment are stated at cost. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets, which range from five to ten years. Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets, which range from three to five years. Total depreciation and amortization for the year ended December 31, 2017 amounted to $35,975.

(f) ***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g) ***Accounting for Transfers of Financial Assets and Extinguishments of Liabilities***

The Company recognizes the financial assets it controls and the liabilities it has incurred. At the same time, it derecognizes financial assets when control has been surrendered and liabilities when they are extinguished.

(h) ***Concentrations of Credit Risk***

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(i) Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

At December 31, 2017, the assets and liabilities recorded at amounts that approximate fair value includes cash, deposits with clearing organization, money market with clearing organization, receivables from broker-dealers and others, accounts payable and accrued expenses. The fair values of these financial instruments represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statement of financial condition, as these are reasonable estimates of fair value given the short-term nature of the instruments.

(j) Group of Related Entities

The Internal Revenue Code for a New Puerto Rico (the 2011 Code) requires that entities exceeding a predefined volume of business issue audited financial statements for filing with local taxing authorities. This predefined volume of business is determined in a "controlled group" basis, as defined in the 2011 Code. The following related entities, as defined by the 2011 Code, are engaged in active trade or business within Puerto Rico:

Oriental Bank, Inc.

Oriental International Bank, Inc.

Oriental Insurance LLC, and

OFG Bancorp

(k) Subsequent events

The Company has evaluated the impact of subsequent events through February 28, 2018 which is the date these financial statements were issued. No events have occurred subsequent to the statement of financial condition date and to the date the financial statements were issued, that would require additional adjustment, to or disclosure in the financial statements.

(l) Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigations, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(m) Recently Issued Accounting Pronouncements

Premium Amortization on Purchased Callable Debt Securities Receivables. In March 2017, the FASB issued ASU No. 2017-08, which requires the amortization of the premium on callable debt securities to the earliest call date. The amortization period for callable debt securities purchased at a discount would not be impacted by the ASU. This ASU will be applied prospectively for annual and interim periods in fiscal years beginning after December 15, 2019. The ASU is not expected to have a material impact on the Company's statements of financial condition or results of operations. At December 31, 2017, the Company does not have callable debt securities.

Measurement of Credit Losses on Financial Instruments. In June 2016, the FASB issued ASU No. 2016-13, which includes an impairment model (known as the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. ASU No. 2016-13 is effective for fiscal years, and interim periods, beginning after December 15, 2020. Early application is permitted for fiscal years, and interim periods, beginning after December 15, 2018. The Company does not expect the provisions for this new accounting guidance to have a material impact on its statements of financial condition or results of operations.

Leases. In February 2016, the FASB issued ASU No. 2016-02, which requires lessees to recognize a right-of-use asset and related lease liability for leases classified as operating leases at the commencement date that have lease terms of more than 12 months. This ASU retains the classification distinction between finance leases and operating leases. ASU No. 2016-02 is effective for fiscal years, and interim periods, beginning after December 15, 2019. Early application is permitted, but we have not yet adopted ASU No. 2016-02. The Company does not expect the provisions of this new accounting guidance to have a material impact on its statements of financial condition or results of operations.

Revenue from Contracts with Customers. In May 2014, the FASB issued ASU No. 2014-09, which supersedes the revenue recognition requirements Topic 605 (Revenue Recognition), and most industry-specific guidance. ASU No. 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 by one year to fiscal years beginning after December 15, 2018. ASU No. 2015-14 also permits early adoption of ASU No. 2014-09, but not before the original effective date, which was for fiscal years beginning after December 15, 2016. While the new guidance does not apply to revenue associated with securities, the Company identified the customer contracts within the scope of the new guidance, assessed the related revenues, and has determined that it will not materially impact its financial position or results of operations. The Company will adopt the modified retrospective method. There will not be any accounting or significant internal control changes as a result of the new provisions. The timing of the Company's revenue recognition is not expected to materially change.

(2) Cash, Money Market with Clearing Organization, and Deposits with Clearing Organization

Cash and highly liquid investments balances at December 31, 2017 are as follow:

Cash	$ 189,316
Deposits with clearing organization	150,000
Money market with clearing organization	6,870,801
	$ 7,210,117

(3) Securities Owned

The following table sets forth the Company's securities owned recorded at fair value as of December 31, 2017:

Puerto Rico government securities	$ 165,066
Other Puerto Rico securities - mutual funds	26,309
	$ 191,375

The following table presents the classification in the fair value hierarchy of securities that are measured at fair value on a recurring basis:

		Fair value measurement at reporting date		
	December 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobsevable inputs (Level 3)
Puerto Rico government securities	$ 165,066	-	165,066	-
Other Puerto Rico securities - mutual funds	26,309	-	26,309	-
	$ 191,375	-	191,375	-

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2017.

(4) Receivables From and Payables to Brokerage Clients

Receivables from broker-dealers and others include amounts arising from normal cash transactions and fees receivable. The amount receivable from broker-dealers and others as of December 31, 2017 is as follows:

Broker-dealer commissions	$ 831,044
Open transactions with clearing organization	511,148
Accrued income	223,786
Allowance for doubtful accounts	(796,394)
	$ 769,584

(5) Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2017 consist of the following:

Prepaid retainer bonuses	$ 112,109
Prepaid income taxes	263,699
Prepaid municipal taxes	62,279
Prepaid others	83,097
Other assets	3,370
	$ 524,554

Prepaid retainer bonuses comprised amounts advanced to new brokers under promissory note agreements that require the brokers to repay the Company the amounts advanced by making annual payments on the anniversary dates established in the agreements. Under the terms of the agreements, the brokers are not required to repay the Company if at the anniversary date (date of scheduled repayment), the brokers achieve certain milestones and comply with the conditions established in the promissory note.

(6) Property and Equipment

Property and equipment at December 31, 2017 consist of the following:

	Estimated useful lives (in years)		
Leasehold improvements	5-10	$	373,500
Furniture, fixtures, and equipment	3-5		103,436
Computer and communication equipment	3		143,762
Total			620,698
Less accumulated depreciation and amortization			(500,948)
Total		$	119,750

(7) Clearing Agreement

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. Also, under the terms of the Agreement, the Company is required to maintain a minimum deposit with Pershing at all times. This deposit amounted to $150,000 as of December 31, 2017.

(8) Transactions with Affiliated Companies

The Company receives technical, operational, and consulting services from Oriental Bank (the Bank), a related party, for which it is charged management and service fees. For the year ended December 31, 2017, the Company was charged $778,956 by the Bank for these services. In addition, the Company is also charged by the Bank for the use of facilities and equipment, and for occupancy, which amounted in 2017 to approximately $22,000 and $168,000, respectively, included in occupancy and equipment expenses in the statement of operations. In order to prevent non-compliance of the Bank with Regulation W, the Company prepays on a monthly basis an estimated amount for these services. At December 31, 2017, the Company registered a receivable due to an excess of such prepayments of $191,302.

The Company's employees participate in OFG's equity-based compensation plans. During the year ended December 31, 2017, OFG allocated stock compensation expense of $47,667 to the Company. OFG follows the fair value method of recording stock-based compensation.

The Company also maintains an operating cash account with the Bank amounting to approximately $189,000 as of December 31, 2017, included in cash and cash equivalents in the statement of financial condition.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed the 15.00 to 1.00. At December 31, 2017, the Company had net capital of $3,047,931, which is $2,735,973 in excess of its required net capital of $311,958. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 is 1.60 to 1.00.

(10) Income Taxes

The Company is subject to the dispositions of the 2011 Internal Revenue Code of the New Puerto Rico, as amended (the Code). Among others, the Code imposes a maximum corporate tax rate of 39%.

Under Puerto Rico law, all companies are treated as separate taxable entities and are not entitled to file consolidated tax returns. The Company and its subsidiaries are subject to Puerto Rico regular income tax or Alternative Minimum Tax ("AMT") on income earned from all sources. The AMT is payable if it exceeds regular income tax. The excess of AMT over regular income tax paid in any one year may be used to offset regular income tax in future years, subject to certain limitations.

The components of income tax expense (benefit) for the year ended December 31, 2017 are as follows:

Current income tax expense	$ 61,702
Deferred income tax benefit	(41,970)
	$ 19,732

The Company's income tax benefit differs from amounts computed by applying the applicable statutory rate to loss before income taxes as follows:

	Amount	Rate
Tax benefit at statutory rate	$ 25,157	39.00%
Non-deductible items	21,349	32.69%
Exempt income	(1,307)	-2.03%
Progressive tax rate	(14,709)	-14.59%
True ups	(8,358)	-12.30%
Other	(2,400)	-3.72%
Income tax expense	$ 19,732	39.05%

The components of the Company's deferred tax assets at December 31, 2017 are as follows:

Deferred tax assets:	
Alternative Minimum Tax	$ 349,028
Claims and settlements	1,566,205
Unrealized loss	177,544
Reserve for doubtful accounts	310,594
Other items	79,317
Total deferred tax asset	$ 2,482,688

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based upon the projections for future taxable income over the periods in which the deferred tax assets are expected to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2017. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

The Company follows a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. As of December 31, 2017 the Company had recorded a liability of $26 thousand for uncertain tax positions.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2013 to 2016, until the applicable statute of limitations expire. Tax audits by their nature are often complex and can require several years to complete.

(11) Contingencies

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to examinations from its regulators. Such examinations could result in fines and penalties against the Company. No fines or penalties payments were incurred during 2017.

The volatility in prices and declines in value that Puerto Rico municipal bonds and closed-end investment companies that invest primarily in Puerto Rico municipal bonds have experienced since 2013 have led to regulatory inquiries, customer complaints and arbitrations for most broker-dealers in Puerto Rico, including the Company.

Oriental Financial Services Corp. has received customer complaints and is named as a respondent in arbitration proceedings. An adverse result in the matters described above could materially and adversely affect the Company. The proceedings are in their early stages and it is the view of management that the Company has meritorious defenses to the claims asserted.

On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. For matters where it is probable that the Company will incur a loss and the amount can be reasonably estimated, the Company establishes an accrual for the estimated loss. Once established, the accrual is adjusted on at least a quarterly basis as appropriate to reflect any relevant developments. At December 31, 2017 the Company had $4,015,911 related to claims and settlements, which is included in accounts payable and accrued expenses in the statement of financial condition. For matters where a material loss is not probable or the amount of the loss cannot be estimated, no accrual is established.

Any estimate involves judgment, given the varying stages of the claims and proceedings (including the fact that many of them are currently in preliminary stages), the numerous unresolved issues in many proceedings, and the inherent uncertainty of the various potential outcomes of such proceedings. Accordingly, management's estimate will change from time-to-time, and actual losses may be more or less than the current estimate.

While the final outcome of legal proceedings is inherently uncertain, based on information currently available and advice of legal counsel, management believes that the amount it has already accrued is adequate and any incremental liability arising from the Company's legal proceedings will not have an adverse material effect on the Company's financial position as a whole. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial position in a particular period.

Schedule I

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2017

Computation of Net Capital

Total stockholder's equity from the statement of financial condition	$	6,810,002
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		6,810,002
Total capital and allowable subordinated liabilities		6,810,002
Deductions and/or charges:		
Total nonallowable assets		3,576,730
		(3,576,730)
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		3,233,272
Haircuts on securities:		
Debt securities		11,393
Other		173,948
		185,341
Net capital	$	3,047,931

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	311,958
Minimum dollar requirement		250,000
Net capital requirement (greater of two amounts above)		311,958
Net capital		3,047,931
Excess net capital		2,735,973
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	2,579,994

Note: There are no material difference between the Computation of Net Capital as of December 31, 2017 under Rule 15c3-1 included above and the computation included in the FOCUS Report, Part II-A filed on February 28, 2018.

Schedule I

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2017

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$ 4,679,368
Total aggregate indebtedness	$ 4,679,368
Ratio – aggregate indebtedness to net capital	1.60 to 1.00

Schedule of Nonallowable Assets

Receivables from broker-dealers and others, net	$ 258,436
Prepaid expenses and other assets	524,554
Deferred tax assets	2,482,688
Property and equipment	119,750
Due from affiliates	191,302
Total nonallowable assets	$ 3,576,730

See accompanying report of independent registered public accounting firm.

Schedule II

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

Year ended December 31, 2017

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3(k)(2)(ii) for the year ended December 31, 2017.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Oriental Financial Services Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, which were agreed to by Oriental Financial Services Corp. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
February 28, 2018

License No. 21
Expires December 1, 2019


E304061
CPA

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
Oriental Financial Services Corp.:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Oriental Financial Services Corp. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Juan, Puerto Rico
February 28, 2018

License No. 21
Expires December 1, 2019



Oriental
WEALTH MANAGEMENT

P.O. Box 195115
San Juan, PR 00919-5115

Exemption Report

Oriental Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be maintain by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) Oriental Financial Services Corporation claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii), Clearing all transaction on a fully disclosed basis through its clearing firm. The Company does not hold customer funds or safe keep customer securities.

(2) Oriental Financial Services Corporation met the identified exemption provisions In 17 C.F.R. §240.15c3-3(k) throughout the most recent calendar year without exception.

Oriental Financial Services

I, Sonia Marbarak , affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Sonia Marbarak

Title: Chief Compliance Officer

January 26, 2018